UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

U.S. Energy Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

911805307

(CUSIP Number)

September 16, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307

1	Name of Reporting Persons Lee Hightower, Trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 862,632 shares
	6	Shared Voting Power 1,725,264 shares*
	7	Sole Dispositive Power 0 shares**
	8	Shared Dispositive Power 0 shares **
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,264 shares*
10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (11) 6.92%***
12	Type of Reporting Person IN

* These shares of Common Stock of the Issuer are beneficially owned by Lee Hightower, as Trustee of the Hightower 2021 Descendants’ Trust, and Melanie Hightower, as Trustee of the Melanie Hightower 2021 Family Trust. Lee and Melanie are husband and wife, and retain the right to vote these shares pursuant to the terms of the trusts. See Item 4 below.

** Lee and Melanie Hightower, as trustees, do not have the right to transfer or dispose of any shares of Common Stock of the Issuer because special trustees were appointed for this purpose in accordance with the terms of the trusts.

*** The percentage is based on information provided by the Issuer on or about August 11, 2022, reflecting 24,923,812 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307

1	Name of Reporting Persons Melanie Hightower, Trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 862,632 shares
	8	Shared Voting Power 1,725,264 shares*
	9	Sole Dispositive Power 0 shares**
	10	Shared Dispositive Power 0 shares **
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,264 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.92%***
14	Type of Reporting Person IN

* These shares of Common Stock of the Issuer are beneficially owned by Lee Hightower, as Trustee of the Hightower 2021 Descendants’ Trust, and Melanie Hightower, as Trustee of the Melanie Hightower 2021 Family Trust. Lee and Melanie are husband and wife, and retain the right to vote these shares pursuant to the terms of the trusts. See Item 4 below.

** Lee and Melanie Hightower, as trustees, do not have the right to transfer or dispose of any shares of Common Stock of the Issuer because special trustees were appointed for this purpose in accordance with the terms of the trusts.

*** The percentage is based on information provided by the Issuer on or about August 11, 2022, reflecting 24,923,812 shares of Common Stock of the Issuer outstanding as of such date.

Item 1.

(a)	Name of Issuer: U.S. Energy Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1616 S. Voss Road

Houston, Texas 77057

Item 2.

(a)	Name of Persons Filing:

1.	Lee Hightower, Trustee of the Hightower 2021 Descendants’ Trust
2.	Melanie Hightower, Trustee of the Melanie Hightower 2021 Family Trust

(b)	Residence Address:

5744 Shady River Drive

Houston, Texas 77057

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.01 par value per share

(e)	CUSIP Number: No. 911805307

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,725,264 shares of Common Stock held of record by the Reporting Persons of which 862,632 shares are held for the purpose of voting by Lee Hightower, Trustee of the Hightower 2021 Descendants’ Trust, and 862,632 shares are held for the purpose of voting by Melanie Hightower, Trustee of the Melanie Hightower 2021 Family Trust. Lee and Melanie are husband and wife, and retain the right to vote these shares as trustees of these trusts.

(b)	Percent of class: 6.92%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: As to each Trust: 862,632

(ii)	Shared power to vote or to direct the vote: As to both Trusts: 1,725,264

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2022

Hightower 2021 Descendants’ Trust

By:	/s/ Lee Hightower, Trustee
Name:	Lee Hightower
Title:	Trustee

Melanie Hightower 2021 Family Trust

By:	/s/ Melanie Hightower, Trustee
Name:	Melanie Hightower
Title:	Trustee